Exhibit 99.1

DeepGreen and SOAC Investor Call Transcript

Operator:	Good morning and welcome to The Metals Company’s Conference Call.

With us today are Scott Leonard CEO of Sustainable Opportunities Acquisition Corp., and Gerard Barron Chairman and CEO of DeepGreen Metals Inc.

As a reminder, ladies and gentlemen, this conference call is being recorded and your participation implies consent to our recording of this call. If you do not agree with these terms, please disconnect at this time. Thank you.

I would now like to turn the call over to Scott Leonard. Please go ahead.

Scott Leonard:	Good morning. I’m Scott Leonard CEO of Sustainable Opportunities Acquisition Corp. Thank you all for joining us today for some very exciting news. I’m pleased to be joined by Gerard Barron who has led DeepGreen during its exciting journey. We are pleased to announce today that we are merging our business to form The Metals Company.

When we raised the very first ESG SPAC back in May we said that we were seeking a company that had the potential to create great value for our shareholders, could immediately advance solutions to planet Earth’s greatest problem, climate change, and back a team that was committed to ESG principles beyond just the ‘E.’

The Metals Company is the answer to our thorough search. EVs and battery storage are a critical part of the climate change solution. We just do not currently have enough raw materials to meet the world’s ambitious electrification goals.

The Metals Company promises to deliver large-scale low-impact metals to enable electrification and has a plan for a robust value creation not only for our shareholders, but for society as a whole.

Before we begin, I would like remind everyone that our remarks contain forward-looking statements and we would refer you to slide two of the accompanying investor presentation for a detailed discussion of these forward-looking statements and the associated risks.

We would also refer you to the form 8-K filed on the SEC’s website today, which includes a similar but longer version of this presentation that was used during PIPE marketing.

Beyond the robust investment thesis that is grounded in electrification, we are also backing a truly impressive team that Gerard has gathered. We understand that this team not only has tremendous vision, but also is comprised of experts in the natural resources space, ocean and mineral scientists and a great set of commercial minds committed to success.

Together they are committed to ESG principles, have a strong execution mindset and share a robust commitment to the conservation of the natural resources they will continue to work with.

Now, let me turn to our deal. Our transaction values the business post-combination at $2.4 billion on an enterprise value basis. A valuation that allows our shareholders and PIPE investors the chance to participate in enormous value creation potential with $300 million of cash in trust combined with $330 million of capital committed in an oversubscribed and upsized PIPE, we believe the business will meet the minimum cash condition to close our transaction and provide for the liquidity The Metals Company needs to reach initial production and positive cash flows from its first project, Project Zero.

We believe that it is worth noting existing DeepGreen investors have committed to roll 100 percent of their equity and they anchored $50 million of the PIPE. These legacy investors, which include very successful natural resources investors and strategic partners alike, share our vision that The Metals Company can create substantial value, both for shareholders and society at large.

The strategic partners that are committed to making this company a success are also investors. I would like to share a video we believe helps to frame up the rest of our discussion, and I note for you that you may want to activate the sound on the actual video player in order you make sure you can hear it.

I would now like to turn it over to Gerard Barron, CEO and Chairman of The Metals Company.

Gerard Barron:	Thanks, Scott. We are very excited about with partnering with SOAC, who not only share our commitment to solving hard ESG problems, but also bring extensive operational experience. So, let me share a few investment highlights with you upfront.

First, we have exploration rights to the world’s largest estimated source of battery metals with enough estimated resource on the seafloor to electrify about a quarter of the global passenger fleet. The size of this resource can move the needle.

It’s an unusually high-grade resource, with four EV metals packed into a single rock. On a nickel-equivalent basis, our nodules are 2 to 10-times higher grade than the world’s largest undeveloped nickel projects. And the high grade makes it possible for us to potentially become one of the lowest-cost nickel producers on the planet.

This resource comes with many advantages over land ores that allow us to dramatically compress the ESG footprint, including 90 percent reduction in climate change impacts and elimination of toxic tailings.

We’ve agreed on what we believe is an attractive valuation based on our first project area that represents just 22 percent of our total estimated resource portfolio. And this leaves significant potential upside to be shared with the investors who join us on our mission.

Importantly, we are fortunate to have attracted several strategic investors like Glencore, Maersk, and Allseas. And we also work with companies like Hatch in technology development.

So exponential growth in EV demand is now widely expected, with dozens of countries committing to phasing out cars that burn fossil fuels. And following Tesla’s impressive lead, most OEMs are committing significant resources to the electrification of their offerings. And this translation – transition to EVs will test the limits of supply of certain metals where EVs are several times more metal intensive than cars with internal combustion engines.

The lion’s share of this metal intensity is driven by the EV battery. Battery manufacturing capacity is expected to surge across the globe with dozens of new gigafactories already in the building or planning phase.

We need nickel for all the nickel-rich battery cathode chemistry that is used in EVs. And we need copper for all the electric wiring. Supply shortages of battery-grade Class 1 nickel are expected to emerge from 2024 onwards and copper is expected to follow a similar pattern.

This metal supply situation can derail the EV transition, and the risks are threefold.

First, increasing supply of EV metals from conventional sources is not easy, due to the slump in discovery of new high-quality Tier 1 deposits on land. You have low-grade smaller deposits here and there or large low-grade deposits in some of the most biodiverse areas on the planet. And scalable supply will be an issue from 2024 onwards if we keep looking on land.

Second, metal prices are on the rise. Analysts are talking about a new commodity supercycle. And that’s great for miners, but not so great for EV manufacturers. Rising metal prices risk undermining EV manufacturers’ efforts to drive down the cost of EV batteries – necessary for mass adoption.

And third, like fossil fuel extraction, conventional metals extraction comes at a steep cost to people and planet, driving deforestation in some of the most biodiverse areas of the planet, generating the world’s largest industrial waste stream and gigatons of emissions, poisoning ecosystems and people’s health, and sometimes involve the exploitation of workers and even child labor.

We think the best way to de-risk the clean energy transition is to source EV metals from Polymetallic Nodules found on the sea floor in the area between Hawaii and Mexico, known as the Clarion Clipperton Zone or the CCZ. This resource has the potential to solve all three risks posed by the terrestrial EV metal supply, availability, price and ESG impacts.

So, let’s start with availability. The resource is abundant. The total estimated resource in the CCZ is sufficient to electrify the entire global fleet several times over. Nodules are found in the most common, plantless, desert-like environment on the planet, the abyssal plain. It hosts 300 times less life than the land average and 1,500 less life compared to the Indonesia rainforests that grow over the largest land-based resource of low grade nickel.

The CCZ abyssal plain sequesters 15 times less carbon compared to land average and again much higher if you look at areas where most of the nickel growth will be coming from. But being common does not mean the CCZ abyssal plain does not merit protection. Today more area is already set aside into protected zones, which are the white boxes on this slide, than there are zones under exploration, which are the green boxes on this slide.

Through our subsidiaries, we hold exploration and commercial rights to three out of the 16 contracts issued in this part of the ocean, the CCZ. The nodule resource is truly unlike anything we have on land. And let me highlight a few important advantages as they translate into tangible, environmental and economic benefits.

Firstly, nodules form through precipitation of metals found in solution in the ocean and sediment poor water. They sit on top of sediment unattached on the sea floor. This means we don’t need to mine them, no cutting, drilling or blasting is involved in the process. We gently dislodge and pick them up with water jet – water jet directed in parallel with the sea floor.

High grades of four metals in a single rock means we have a lot less ore to process. Less work for us to do, less mass to transport. And very low contents of hazardous elements like arsenic or mercury mean that we can turn all of the nodule mass into products. We will generate no solid processing waste and we’ll have no toxic tailings to manage.

So, these advantages translate into an opportunity to dramatically reduce life cycles, ESG footprints compared to conventional land ores. The exceptions are two-fold. We will use the abyssal sea floor. The upside is we can reduce our land use, we can reduce deforestation which is critical in our fight against climate change. But we will still need to be very careful about baseline and mitigating our impacts on the sea floor, an area of heavy investment for our company at the moment.

The second area worth mentioning is biodiversity. And although we will be impacting a food-poor and life-limited environment it is still home to wonderful and fascinating creatures. And like land-based miners, we will never have a perfect inventory of all of the species living in the area. And without it’s impossible to guarantee zero loss of biodiversity. But we are certainly investing in reducing uncertainty around this issue.

So, importantly the advantages of the nodule resource also make it possible for us to potentially become one of the lowest cost nickel producers on the planet. This is a nickel C1 cost curve on a byproducts basis. And the width of each box is annual nickel production volume of nickel producers. The height of the box is the cost of producing one pound of nickel. And we show the annual production potential of the NORI-D area, which is about one-fifth of our estimated resource portfolio.

And the reason why our cost is negative is because our revenues from manganese, copper and cobalt far outweigh the total cost of operations. And we believe that this position on the cost curve should allow us to remain resilient to most future fluctuations in commodity prices. There is also a lot of talk in the trade media about nickel project development pipeline, and here is how our estimated resource compares to other undeveloped projects.

It’s three times bigger than the next project, but we would be able to hold our own when compared to current producers, both in terms of resource size and grade. So, we hold exploration and commercial rights to three exploration areas in the CCZ. NORI, which is sponsored by the government of Naru, TOML, which is sponsored by the Kingdom of Tonga, and Marawa, which is sponsored by the government of Kiribati.

And to date, we have published Canadian NI 43-101 compliance statements on two of these areas, NORI and TOML, and an SEC regulation S.K. compliance statement on NORI. Block D on the NORI area is where we have done most resource definition and environmental work to date. It’s also an area where we have developed a Canadian NI 43-101 Preliminary Economic Assessment.

The expected NPV, net present value, on this area is expected to be around $6.8 billion. The expected net present value on the full estimated portfolio, Marawa area not included, is over $30 billion. In contrast to conventional 3.D. or bodies on land, where resource size, contents, grade are inferred, our seafloor resource is too dimensional and then – can be surveyed with high resolution in its entirety using bathymetric surveys and detailed seafloor images.

As part of our resource definition work, we have already surveyed an area roughly the size of Oklahoma. Furthermore, as nodules precipitate metals in solution in ocean water, the grade of our four key metals is remarkably consistent across nodules. This is something we confirm taking box cores at regular intervals.

Our resource risk is generally much lower compared to land ores where the ore body cannot be seen and only inferred. The regulatory side of the business is important to understand. The CCZ is located in the high seas, or international waters. Since 1994, the exploration and exploitation of seabed resources in the high seas has been governed by the International Seabed Authority, or the ISA.

The ISA is an intergovernmental body that was established based on the United Nations Convention on the Law of the Sea, or UNCLOS. It is made up of 167-member states, plus the European Union. It has a methodical and transparent approach as a regulator with a proven track record of developing and adopting exploration regulations and then issuing and overseeing exploration contracts.

We secured our NORI area contract in 2011, commercial rights to Marawa in 2015, and acquired the TOML area last year. The ISA Exploration Contracts give us 15 years to explore and an exclusive right to apply for an exploitation contract over the same area. The final ISA exploitation regulations have been in development since 2017.

And were scheduled for adoption last year, but were disrupted by COVID. The ISA is committed to adopting these regulations and are on track to have them in final form before the end of 2021. The draft regulations, standards, and guidelines, as well as a steady drumbeat of recommendations issued by the ISA, provide us with clear guidance on what is expected for us to secure an ISA exploitation contract.

Our approach to increasing permitting certainty is to carefully meet, and where possible, exceed, stated requirements. So as a developed financial resource, we have been fortunate to attract several world-class partners. Maersk, invested in 2017, and had been our vessel operations partner, helping deliver successful off-shore campaigns focused on resource definition and environmental baseline.

Allseas, invested in 2019, then again last year and we’re pleased to say they also participated in the PIPE. Allseas are developing our offshores collection module system and we’ve made a bit of progress since 2019, including Allseas acquiring the Hidden Gem, a dedicated production vessel for our pilot and first commercial production.

We’re expecting a wet collector test in the Atlantic in ten months’ time, and a full-pilot system test in the CCZ in middle of 2022. To baseline the environment and assess our impacts throughout the water column overlaying the NORI-D area, we have partnered with several world leading institutions who will be openly publishing their findings in peer-reviewed journals.

Their research informs important decision choices for our collections system as well as adaptive management practices during potential future operations. Hatch has worked with us closely to develop a metallurgical plant that uses low-risk conventional equipment yet generates zero solid waste. We have lab tested the flow sheet and are now in the middle of a pilot processing plant program using FL Schmidt and Glencore subsidiary’s – facilities.

Glencore was in fact an early investor in our business and holds offtakes for 50 percent of the nickel and 50 percent of the copper from the NORI area. So, all in all, we are reasonably confident that the operational feasibility of collection, processing, and refining.

Scaling production and delivering operational consistency in large scale resource projects is a challenge we do not underestimate. This is one of the reasons we chose to go with world-class partners who bring a lot of experience and we are moving through a rigorous pre-feasibility and feasibility program.

We expect to start with small scale production that would start generating revenue in 2024, around the time nickel and copper shortages are widely expected to emerge. And once we’ve proven end to end operations we’ll be ready to scale. The project NPV for the NORI-D area is expected to be $6.8 billion and generate close to $2 billion in EBITDA in 2027.

The current transaction will see us all the way to revenue expected in 2024. Scaling from there is capital intensive, as you can see from the NORI-D fundamental project economics presented on this page, but our strategy is to rely on partners with strong balance sheets and turn as much of this project CapEx into OpEx through commercial nodule collection and tolling contracts as one approach we are currently exploring.

I would now like to turn it back to – over to Scott to discuss the transaction and valuation.

Scott Leonard:	Thank you, Gerard. As I mentioned at the beginning of the call, our transaction values The Metals Company at $2.4 billion on an enterprise value basis. A valuation that is anchored by the estimated resource and exploration contract areas valued at north of $30 billion.

Assuming no redemptions, the company will gain access to more than $550 million of liquidity and will receive investments from our investors, PIPE investors, and existing strategic natural investors. We believe this liquidity will carry the company through its first expected production and cash flows in 2024.

Now, let me turn to how we have thought about valuation. Our entry point, compared against the classical NPV analysis, is 65 percent less than the value of just the NORI-D parcel alone and over time as the project seasons in, we believe this implies a share value north of $25 per share. And that is just based on the economics of NORI-D. We would note that this evaluation was modeled on realized commodity prices that are lower than what we see in the market today.

If the model was updated to reflect current curves, we believe the NPV would grow by another $4 billion for just NORI-D and the end value of the entire portfolio would exceed well over $30 billion. We think the value that we have access to may provide a catalyst to ensure the technology needed will be successfully deployed.

And we think the access to the licenses that enable production at scale will be driven by policy decisions that are anchored in flight and climate change. We would note that the model is most sensitive to commodity prices, and our investment in The Metals Company allows us and our investors to participate in the uplift we would see from a pronounced commodity supercycle.

We also compared our purchase price to other valuations seen in the market, while we believe there is no true comparable for sustainable natural resources companies, the peer group we expect to create and lead we would note that even conventional metal producers trade at six to 15 times EBITDA forecast when measured two years out.

Our entry point for this transaction compared against 2027 estimated project EBITDA is 1.2 times and provides significant potential upside as we continue to gain the needed licenses for full-scale recoveries of nodules and continue to advance to operations for upscale collection and refinement.

As seen on our illustrative analysis, using the comparable analysis multiple shared on the prior page, the EBITDA of the business, if we were producing today, would imply a valuation for just the production from the NORI-D parcel alone that is in excess of $40 a share at the most conservative level.

And this would not give account to the multiples seen by EV Metal’s producers, our industry-leading ESG footprint, our other parcels which contain four times as much value as the NORI-D parcel alone. In closing, we believe if you want to invest the electrification revolution, this is the marquee opportunity.

We believe that we will have access to the cleanest, and cheapest source of battery materials. As a society, we have to access to these materials, and the Clarion Clipperton Zone to meet our electrification goals. The Metals Company knows how to collect these materials in a sustainable way from the seafloor and we already have exploration licenses.

We have some amazing companies committed to working with us to collect these materials, we are committed to working inside a proven regulatory framework that we believe balances civilizations need for a clean source of battery metals to confront climate change.

We believe that we can collect and refine at a lower cost both environmental and financial than traditional land-based alternatives. Quite simply, we believe EV manufacturers are going to want to buy from us and given the supply/demand imbalances forecasted in the market, we believe that we will be well-positioned to fill the gap in the metal supply chain.

Before we wrap, I would like to remind you that this presentation, the video, transcript, and other materials can be found online at DeepGreen’s website, which is deep.green, or our website, which is greenspac.com.

Gerard Barron:	Thank you all very much...

Scott Leonard:	Go ahead, Gerard.

Gerard Barron:	No, I was going to thank everyone for their attendance today and for their interest in The Metals Company.

Scott Leonard:	Thank you, this concludes our discussion.

Operator:	Thank you, that concludes The Metals Company’s conference call. You may now disconnect your lines at this time and have a wonderful day.

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